EXHIBIT 99.1
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: November 11, 2026

MMCAP International Inc. SPC

By: /s/ Ulla Vestergaard
Name: Ulla Vestergaard Title: Director

MM Asset Management Inc.

By: /s/ Hillel Meltz
Name: Hillel Meltz Title: President